Mail Stop 3561

          July 26, 2005

Mr. Timothy G. Fallon
Chief Executive Officer
Vermont Pure Holdings, LTD
P.O. Box 536
45 Krupp Drive
Williston, Vermont 05495

 Re: Vermont Pure Holdings, LTD
    Form 10-K for Fiscal Year Ended October 31, 2004
    Form 10-K/A for Fiscal Year Ended October 31, 2004
    Form 10-Q for Fiscal Quarter Ended April 30, 2005
    Filed January 31, 2005, July 8, 2005 and July 8,
2005
        File No. 0-31797

Dear Mr. Fallon:

 We have completed our review of your Forms 10-K and related
filings and have no further comments at this time.

          Sincerely,

          George F. Ohsiek, Jr.
          Branch Chief
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